

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2012

Via E-Mail

Philip G. Feigen, Esq.
Patton Boggs LLP
2550 M Street, NW
Washington, DC 20037

> **Re: Signature Group Holdings, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed June 27, 2012**
> **File No. 001-08007**

Dear Mr. Feigen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Definitive Additional Soliciting Materials

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the your statement that the "[w]ith the addition of NABCO we have <u>significantly</u> advanced our business strategy to achieve ultimate profitability..." (emphasis added).

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions